BarGlance Inc.

Financial Statements

December 31, 2022 and 2021

(Unaudited)

Table of Contents


BarGlance Inc.

Balance Sheet

As of December 31, 2022 and 2021


	Note	2022	2021
Assets			
Current Assets			
Cash and cash equivalents	1.e	$ 9,310	$ 1,816
Total Current Assets		9,310	1,816
Total Assets		9,310	1,816
Liabilities & Stockholders' Equity			
Liabilities			
Current Liabilities			
Credit card liabilities		586	533
Total Current Liabilities		586	533
Noncurrent Liabilities			
SAFE notes	2	85,000	-
Total Noncurrent Liabilities		85,000	-
Total Liabilities		85,586	533
Stockholders' Equity	3		
Common stock, 1,500 shares authorized, zero shares issued and outstanding, $0.01 par value		-	-
Additional paid-in capital		20,000	20,000
Accumulated Deficit		(96,276)	(18,717)
Total Stockholders' Equity		(76,276)	1,283
Total Liabilities & Stockholders' Equity		$ 9,310	$ 1,816


The accompanying notes are an integral part of these financial statements.


BarGlance Inc.
Statement of Income
For the years ended December 31, 2022 and 2021

		2022		2021
Gross Profit (Loss)				
Revenues	$	35,044	$	21,770
Operating Expenses				
Advertising and promotion		4,892		5,009
Communications and information technology		1,484		1,124
Contractors		104,340		2,461
Meals and entertainment		521		709
Memberships and licenses		-		125
Travel		186		275
Other operating expense		1,168		993
Total Operating Expenses		112,591		10,696
Operating Income (Loss)		(77,547)		11,074
Other Income (Expense)		(12)		18
Net Income (Loss)	$	(77,559)	$	11,092

The accompanying notes are an integral part of these financial statements.

BarGlance Inc.
Statement of Stockholders' Equity
For the years ended December 31, 2022 and 2021

	Common Stock		Additional Paid-In Capital		Accumulated Deficit		Total Stockholders' Equity
Balance at January 1, 2021	$	-	$	20,000	$	(29,809)	$	(9,809)
Net income (loss)		-		-		11,092		11,092
Owner contributions		-		-		-		-
Balance at December 31, 2021		-		20,000		(18,717)		1,283
Net income (loss)		-		-		(77,559)		(77,559)
Owner contributions		-		-		-		-
Balance at December 31, 2022	$	-	$	20,000	$	(96,276)	$	(76,276)

The accompanying notes are an integral part of these financial statements.

BarGlance Inc.
Statement of Cash Flows
For the years ended December 31, 2022 and 2021

	2022	2021
Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	$ (77,559)	$ 11,092
Increase (decrease) in operating liabilities, net of effects of businesses acquired		
Accounts payable and accrued liabilities	53	(9,276)
Net Cash Provided by (Used in) Operating Activities	(77,506)	1,816
Cash Flows from Financing Activities		
Proceeds from issuance of SAFE notes	85,000	-
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	7,494	1,816
Cash, cash equivalents, and restricted cash at beginning of year	1,816	-
Cash, Cash Equivalents, and Restricted Cash at End of Year	9,310	1,816
Supplemental Cash Flow Information		
Cash Paid During the Year for		
Interest	$ 220	$ -

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

BarGlance Inc.
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

1. Summary of significant accounting policies

a. Nature of operations

BarGlance Inc. (the Company) is a software platform dedicated to conveying nightlife information to bar-goers.

The core product is a mobile application that operates on Android and Apple devices. All features and functionality of the BarGlance app are designed to collect and convey real-time, bar-related information to its userbase. Revenue is derived, primarily, from in-app advertising.

The principal location and place of operation for the business is Charleston, SC.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

BarGlance Inc.
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

e. Cash and cash equivalents

Cash and cash equivalents includes deposits held in financial institutions in the United States of America.

f. Income taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company uses a calendar year end for income tax reporting purposes and files a Corporate tax return annually. The Company's provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are related to differences in calculating depreciation on fixed assets, timing of deductions for certain accrued expenses, and taxes related to net operating losses.

The accompanying notes are an integral part of these financial statements.

BarGlance Inc.
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

g. Revenue recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company's revenue consists of advertising sales earned through the mobile application.

h. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. SAFE notes

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)		Principal Amount $	Valuation Cap	Discount	2022 balance	2021 balance $
SAFE I	$	25,000	$ 8,000,000	0%	$ 25,000	$ -
SAFE II		25,000	8,000,000	0%	25,000	-
SAFE III		10,000	8,000,000	0%	10,000	-
SAFE IV		25,000	80,000	0%	25,000	-
Total SAFEs	$	85,000	$		$ 85,000	$ -

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares equal to the Purchase Amount divided by the Conversion price. If there is a Liquidity Event before the expiration or termination of this instrument,

The accompanying notes are an integral part of these financial statements.

BarGlance Inc.
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

the Investor will receive from the company a number of shares of Common Stock equal to the purchase amount divided by the liquidity price. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The SAFE will expire upon either the issuance of stock to the investor pursuant to above or payment. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

3. Stockholders' equity

The Company is authorized to issue 1,500 shares of Common Stock with a par value of $0.01. As of December 31, 2022, and December 31, 2021, zero shares had been issued and are outstanding.

4. Subsequent events

Management evaluated all activity of the Company through March 18, 2023 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

The accompanying notes are an integral part of these financial statements.